Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm in the registration statement (Form S-8) pertaining to the Erie Indemnity Company 2004 Long-Term Incentive Plan, the Erie Indemnity Company 1997 Long-Term Incentive Plan, as amended, and the Erie Indemnity Company Deferred Compensation Plan for Outside Directors, as amended, of Erie Indemnity Company and to the incorporation by reference therein of our reports dated February 22, 2007, with respect to the consolidated financial statements and schedules of Erie Indemnity Company, Erie indemnity Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Erie Indemnity Company included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cleveland, Ohio
January 11, 2008